UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0167
Washington, D.C. 20549	Expires: March 31, 2018
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33902

Circle Entertainment Inc.
(Exact name of registrant as specified in its charter)

70 East 55th Street New York, New York 10022

(212)-796-8199
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☒

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☒

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 453

Pursuant to the requirements of the Securities Exchange Act of 1934 Circle Entertainment Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 15, 2015	By:	/s/ Mitchell J. Nelson
	Name:	Mitchell J. Nelson
	Title:	Executive Vice President and General Counsel